Kline Law Group, PC
15615 Alton Parkway, Suite 450
Irvine, CA 92618
T – 949.271.6355
F – 949.271.6301

March 2, 2022

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn: Mr. Benjamin Holt

Re:	Trans Global Group, Inc.
Registration Statement on Form 10-12G
Filed January 6, 2022
File No. 000-56383

Dear Mr. Holt:

On behalf of Trans Global Group, Inc. (the “Company”) and in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated February 2, 2022, we are writing to supply additional information and to indicate the changes that have been made in the Company’s Form 10-12G/A, Amendment No. 1 (the “Amendment”).

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Registration Statement on Form 10-12G filed January 6, 2022

General

Comment 1.	We note your disclosure on page 2 that the company was formed as an investment company planning to acquire companies in the liquor industry in China. We also note your disclosure on page 2 that the company does not intend to limit itself to a particular industry and has not established any particular criteria upon which it shall consider a business opportunity, and your disclosure on page 10 that references resins and polymers and biodegradable and compostable products. Please revise to clarify your disclosure as appropriate.

United States Securities and Exchange Commission

Division of Corporation Finance

March 2, 2022

Response 1.	We have revised the disclosure on pages 2 and 22 to clarify that the Company does not intend to limit its acquisition strategy to a particular industry and has had no discussions with any particular acquisition target.

Comment 2.	We note your disclosure on page 2 that the company has not engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger. We also note your disclosure on page 10 that preliminary discussions have occurred between the majority shareholder with finders and broker-dealers regarding business opportunities related to resins and polymers and biodegradable and compostable products. Please revise to clarify as appropriate.

Response 2.	We have revised the disclosure on page 22 to clarify that the Company has had no discussions with any particular acquisition target.

Comment 3.	We note your disclosure on pages 2 and 8 that the company has nominal assets and limited operating history and financial resources. We also note your disclosure on page 8 that you may be unable to manage your growth. Please clarify as appropriate.

Response 3.	We have revised the disclosure on page 20 to remove the risk factor related to management of growth.

Comment 4.	Please revise your disclosure throughout so that the information stated is given as of a date reasonably close to the date of filing the registration statement. As examples only, Item 1 states the number of employees as of September 16, 2021 and Item 4 states security ownership as of September 24, 2021, yet the registration statement was filed January 6, 2022.

Response 4.	The requested updates have been made.

Item 1. Business, page 1

Comment 5.	We note that your principal executive offices are located in China, all of your executive officers and directors are located in and have significant ties to China, and your disclosure that you are seeking to acquire a company that may be based in China in a business combination. Please disclose this prominently in the forepart of the business section. Your disclosure also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your common stock or could cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your risk factors section should address, but not necessarily be limited to, the risks highlighted in the business section.

Response 5.	The requested disclosures have been included in Item 1 and in the Risk Factors sections.

United States Securities and Exchange Commission

Division of Corporation Finance

March 2, 2022

Comment 6.	Provide a description of how cash will be transferred through the organization if you acquire a company based in China and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date, and quantify the amounts where applicable.

Response 6.	The Company does not plan to utilize a VIE structure and disclosures have been clarified accordingly.

Comment 7.	Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response 7.	The Company does not plan to utilize a VIE structure and disclosures have been clarified accordingly.
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Comment 8.	Disclose the risks from acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factor section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response 8.	The requested disclosures have been included in Item 1 and in the Risk Factors sections in the Amendment.

United States Securities and Exchange Commission

Division of Corporation Finance

March 2, 2022

Comment 9.	Disclose each permission or approval that you are required to obtain from Chinese authorities to operate your business. State whether you are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response 9.	The Company is not currently required to obtain CSRC or CAC approvals and disclosure has been revised accordingly in the Amendment.

Comment 10.	Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response 10.	Risk factors related to PRC laws and regulations with respect to foreign exchange have been included in the Amendment.

The Company does not plan to utilize a VIE structure and disclosures have been clarified accordingly in the Amendment.

Comment 11.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Additionally, please discuss the existence of additional legislation that would shorten the time frame in which the PCAOB must be able to inspect the auditor from three years to two years. Please also revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

Response 11.	The requested disclosure has been included in the Amendment.

United States Securities and Exchange Commission

Division of Corporation Finance

March 2, 2022

Item 1A. Risk Factors, page 4

Comment 12.	To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

Response 12.	The Company does not plan to utilize a VIE structure.

Comment 13.	Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

Response 13.	The Risk Factors section has been expanded as requested in the Amendment.

Comment 14.	Given the Chinese government’s significant oversight and discretion over the conduct of your business and/or the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over foreign investment in China-based issuers, acknowledge the risk that any such action could cause the value of your securities to significantly decline or be worthless.

Response 14.	The requested disclosure has been included in Item 1 in the Amendment.

Comment 15.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination, and/or your business on a post-combination basis.

Response 15.	The requested disclosure has been included in Item 1 and the Risk Factors section in the Amendment.

Comment 16.	Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response 16.	Our auditor is not headquartered in China or Hong Kong, so the PCAOB report referenced is not currently material to the Company. However, reference to the PCAOB report has been made.

Comment 17.	Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Response 17.	The requested disclosure has been included in the Amendment.

United States Securities and Exchange Commission

Division of Corporation Finance

March 2, 2022

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 19

Comment 18.	Please revise your beneficial ownership table to identify the ultimate beneficial owners of VS Services LLC, CEDE & CO, and National Financial Services LLC. Also revise to clarify the amount of holdings of Series B Preferred Stock and Series AA Preferred Stock held by each of Chen Ren and Jianchen Tang.

Response 18.	I note that Cede & Co. refers to shares held in “street name” by multiple public holders, and not a single holder of 5%. As a result, reference to Cede & Co. has been removed.

Item 5. Directors and Executive Officers, page 20

Comment 19.	We note your disclosure on page 20 that your sole executive officer and significant employees work full-time for you. We also note, however, your disclosure on page 4 that you have zero full-time employees and your disclosure on page 10 that Mr. Ren is not required and does not commit his full time to the company’s affairs. Please clarify as appropriate.

Response 19.	The reference on page 20 has been removed. Disclosure that our sole officer is not required to work full-time has been retained.

Comment 20.	Please revise to indicate the principal business conducted by Zuixiangui Liquor Industry Co. Ltd., Shaanxi Yinhan Culture Media Co. Ltd., Guangdong Jialaisi Biotechnology Co. Ltd., China International Rescue Center, Hong Kong Zhicheng Investment Co. Ltd., and Guiling Huimingu Resident Service Co. Ltd.

Response 20.	Revised on page 47.

Comment 21.	Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Ren and Mr. Tang, respectively, should serve as directors, as required by Item 401(e) of Regulation S-K.

Response 21.	Revised accordingly on page 47.

Comment 22.	We note your disclosure on pages 4 and 10 regarding conflicts of interest. Please provide disclosure of the specific conflicts of interest, specifically identifying the businesses that present a conflict of interest with this company.

Response 22.	There are no current conflicts of interest, and the remaining disclosures in the amendment discuss only how potential conflicts would be handled.

United States Securities and Exchange Commission

Division of Corporation Finance

March 2, 2022

Item 6. Executive Compensation, page 21

Comment 23.	Please update the compensation disclosure for the fiscal year ended December 31, 2021.

Response 23.	Updated disclosure has been included in the Amendment.

Comment 24.	We note your disclosure on page 22 regarding director compensation. It appears this information duplicates your disclosure on page 21, as both Mr. Ren and Mr. Dwyer were also officers of the company during the periods presented. Please revise. See Items 402(n) and 402(r) of Regulation S-K.

Response 24.	Updated disclosure has been included in the Amendment.

Item 9. Market Price of, and Dividends on, the Registrants Common Equity ... (b) Derivative Securities, page 23

Comment 25.	We note your statement that “there are no outstanding securities that are convertible into the Company’s common stock ....” We also note that Chen Ren and Jianchen Tang hold Series B Preferred Stock and Series AA Preferred Stock that are convertible into common stock. Please revise as appropriate.

Response 25.	The reference to Derivative Securities on page 23 has been revised to include a cross reference to the Item 11 disclosure of the Series AA and B Preferred Stock outstanding.

Item 11. Description of Registrant’s Securities to be Registered, page 25

Comment 26.	We note your disclosure on page 25 regarding the company’s stock. We also note the provisions of Article IV of the company’s restated certificate of incorporation, filed as Exhibit 3.1. Please reconcile the discrepancies between your disclosure and the restated certificate of incorporation, including the following:

●	Applicable state law;
●	Number of shares of common stock and preferred stock authorized;
●	Number of shares of preferred stock designated Series AA;
●	Voting rights of the Series AA Preferred Stock;
●	Conversion rights of the Series AA Preferred Stock; and
●	Conversion rights of the Series B Preferred Stock..

Response 26.	The disclosure in Item 11 has been revised in the Amendment as requested.

United States Securities and Exchange Commission

Division of Corporation Finance

March 2, 2022

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

Comment 27.	We note the audit report issued by your independent registered public accounting firm only covers fiscal year 2020. Such firm must opine on all years of the annual financial statements required to be included in the filing. Please amend to have your independent accounting firm revise its report to opine on your financial statements as of and for the fiscal year ended December 31, 2019.

Response 27.	The audit report has been revised in the Amendment as requested.

Annual Financial Statements (audited)

General, page F-2

Comment 28.	Please revise to update the financial statements by reference to Rule 8-08 of Regulation S- X.

Response 28.	The financial statements have been updated in the Amendment as requested.

Comment 29.	We note that the captioning and order of presentation of various line items within the financial statements does not conform to the customary form and terminology of financial statements filed under US GAAP. For instance, under US GAAP, balance sheets reconcile total assets to total liabilities and equity while the balance sheets included reconcile net liabilities to total equity. Additionally, given your presentation of a classified balance sheet, you have inadvertently presented current assets subsequent to non-current assets Please revise the captioning and order of presentation within your annual, as well as interim financial statements so that such financial statements conform to customary form and terminology used under US GAAP; refer to Articles 4 and 5 of.

Response 29.	The financial statements have been updated in the Amendment as requested.

Balance Sheets, page F-2

Comment 30.	We note you have presented a negative Additional paid-in capital balance. Please advise and cite the accounting literature relied upon, detailing your consideration of paragraph 1 of ASC 505-10-25 or revise.

Response 30.	The financial statements have been updated in the Amendment as requested.

United States Securities and Exchange Commission

Division of Corporation Finance

March 2, 2022

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Very truly yours,

Kline Law Group, PC

Scott C. Kline

cc	Chen Ren
Trans Global Group, Inc.